Exhibit 99.3

Sino-Global Announces Fiscal Year 2016 First Quarter Financial Results

Roslyn, New York, November 12, 2015 – Sino-Global Shipping America, Ltd. (NASDAQ: SINO) (“Sino-Global” or the “Company”), a Virginia company engaged in shipping, chartering, logistics and related services, today announced its financial results for the fiscal year 2016 first quarter ended September 30, 2015.

Fiscal Year 2016, First Quarter Highlights (all comparison to the prior year period)

•	Total revenues increased by $93,293 or 3.6% to $2,699,218 from $2,605,925 for the three months ended September 30, 2014.
•	Operating costs and expenses decreased by 9.1% or $219,156.
•	Gross profit improved 21.9% to $1,458,542 for the three-month period ended September 30, 2015.
•	Net income for the fiscal year 2016 first quarter was $155,048.
•	After the quarter end, the Company’s Board of Directors approved a stock repurchase plan of up to $100,000 of Sino-Global’s common stock in the quarter ending December 31, 2015. In future quarters, the Company intends to repurchase approximately 10%-15% of its quarterly net income from the most recent quarter filed until the plan expires on October 11, 2016.

Mr. Lei Cao, Chairman and Chief Executive Officer of Sino-Global commented: “The restructuring efforts that began in fiscal year 2013 and change in our service mix have resulted in another profitable quarter for the Company. We were pleased with our results, as revenue increased 3.6% year-over-year and gross profit improved 21.9% over the prior year period. We appreciate everyone’s ongoing support, during this time and are confident that as we continue to build our logistics network, the measures taken over the past several quarters combined with our strong balance sheet will all add value for our shareholders over the long-term.”

Fiscal Year 2016, First Quarter Financial Review

•	Total revenues increased by $93,293 or 3.6% from $2,605,925 for the three months ended September 30, 2014 to $2,699,218 from the comparable period in fiscal year 2015. The rise in revenue was attributable to an increase in revenues generated from the Company’s shipping and chartering services, and inland transportation management services.

Revenue generated from each segment of the Company’s operations

	For the three months ended September 30, 2015				For the three months ended September 30, 2014
	Shipping Agency and		Inland		Shipping Agency and		Inland
	Ship Management Services	Shipping and Chartering Services	Transportation Management Services	Consolidated	Ship Management Services	Shipping and Chartering Services	Transportation Management Services	Consolidated
Revenues	$1,059,385	$446,218	$1,193,615	$2,699,218	$1,659,291	$-	$946,634	$2,605,925
Cost of revenues	$847,613	204,510	$188,553	$1,240,676	$1,283,505	-	$125,648	$1,409,153
Gross profit	$211,772	241,708	$1,005,062	$1,458,542	$375,786	-	$820,986	$1,196,772
Gross margin	20.0%	54.2%	84.2%	54.0%	22.6%	-	86.7%	45.9%

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November 12, 2015

•	Operating costs and expenses decreased by $219,156, an improvement of 9.1% for the three months ended September 30, 2015 when compared to the same period of 2014. The decrease was the result of a change in service mix year over year toward lower cost services. Operating cost and expenses consist of cost of revenues, general and administrative expenses, and selling expenses.

•	Operating income was $513,077 for the three months ended September 30, 2015, compared to an operating income of $200,628 for the comparable period ended September 30, 2014. The increase was primarily attributable to the change in service mix and the contribution from shipping and chartering and inland transportation management services.

•	Income tax expense for the three months ended September 30, 2015 was $240,822 after deducting $19,000 in deferred tax benefits, compared to income tax benefit of $27,255 for the same period of the prior year. The increase in income tax expense was the result of a larger taxable base attributable to the increase in income from the inland transportation management segment of the Company.

•	For the three months ended September 30, 2015, net income was $155,048, compared to net income of $165,501 for the three months ended September 30, 2014. The decrease in net income for the period was the result of a rise in income tax expense and also attributable to an increase of $54,825 in financial expense, which reflects to impact of the foreign currency exchange for all segments of the Company’s operations.

Balance Sheet Information

As of September 30, 2015, the Company had $1,018,463 in cash and cash equivalents, compared to cash and cash equivalents of $730,322 at June 30, 2015. Working capital and shareholder’s equity for the three months ended September 30, 2015 was $7,171,303 and $15,331,651, compared to $6,191,644 and $14,606,444, respectively for the three month period ended June 30, 2015.

Stock Repurchase Plan Update

On October 11, 2015, Sino-Global’s Board of Directors approved a stock repurchase program, in accordance with the retirement method, authorizing the repurchase of up to $100,000 of its common stock during the quarter ending December 31, 2015. Thereafter the Company may repurchase an aggregate value of shares per quarter equal to 10% to 15% of Sino-Global’s quarterly net income for which the most recent quarterly or annual report has been filed. The plan is set to expire on October 11, 2016.

The Company has since repurchased 12,266 shares of common stock at an average stock price of $$0.8319 per share, as of the date of this release.

Subsequent Activity

As previously announced, the Company received notification from The Nasdaq Stock Market stating that for the previous 30 consecutive business days, the bid price of the Company’s common stock had closed below the minimum $1.00 per share requirement. The letter has no immediate effect on the listing of the Company’s common stock and management intends to resolve the situation to allow for continued listing on The Nasdaq Capital Market.

About Sino-Global Shipping America, Ltd.

Founded in the United States in 2001, Sino-Global Shipping America, Ltd. is a company engaged in shipping, chartering, logistics and related services. Headquartered in New York, Sino-Global has offices in Mainland China, Australia, Canada and Hong Kong. The Company’s current service offerings consist of shipping agency services, shipping and chartering services, inland transportation management services and ship management services. Additional information about Sino-Global can be found on the Company’s corporate website at www.sino-global.com.

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Forward Looking Statements

No statement made in this press release should be interpreted as an offer to purchase any security. Such an offer can only be made in accordance with the Securities Act of 1933, as amended, and applicable state securities laws. Any statements contained in this release that relate to future plans, events or performance are forward-looking statements that involve risks and uncertainties as identified in Sino-Global's filings with the Securities and Exchange Commission. Actual results, events or performance may differ materially. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as the date hereof. Sino-Global undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect the events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Contact Information

The Equity Group Inc.

Terry Downs

Associate

(212)-836-9615 / tdowns@equityny.com

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November 12, 2015

SINO-GLOBAL SHIPPING AMERICA, LTD. AND AFFILIATES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(UNAUDITED)
	For the three months Ended September 30,
	2015	2014

Net revenues	$2,699,218	$2,605,925

Cost of revenues	(1,240,676)	(1,409,153)
Gross profit	1,458,542	1,196,772

General and administrative expenses	(930,842)	(939,805)
Selling expenses	(14,623)	(56,339)
	(945,465)	(996,144)

Operating income	513,077	200,628

Financial expense, net	(117,207)	(62,382)
	(117,207)	(62,382)

Net income before provision for income taxes	395,870	138,246

Income tax (expense) benefit	(240,822)	27,255

Net income	155,048	165,501

Net loss attributable to non-controlling interest	(29,110)	(166,958)

Net income attributable to Sino-Global Shipping America, Ltd.	$184,158	$332,459

Comprehensive income
Net income	$155,048	$165,501
Foreign currency translation (loss) gain	(120,636)	66,534
Comprehensive income	34,412	232,035
Less: Comprehensive loss attributable to non-controlling interest	(58,532)	(135,224)

Comprehensive income attributable to Sino-Global Shipping America Ltd.	$92,944	$367,259

Earnings per share
-Basic and diluted	$0.02	$0.06

Weighted average number of common shares used in computation
-Basic and diluted	8,321,928	5,920,950

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SINO-GLOBAL SHIPPING AMERICA, LTD. AND AFFILIATES
CONDENSED CONSOLIDATED BALANCE SHEETS
(UNAUDITED)

	September 30,	June 30,
	2015	2015

Assets
Current assets
Cash and cash equivalents	$1,018,463	$730,322
Advances to suppliers	57,007	50,975
Accounts receivable, less allowance for doubtful accounts of $462,825 and $477,240 as of September 30, 2015 and June 30, 2015, respectively	2,914,193	3,082,219
Other receivables, less allowance for doubtful accounts of $238,672 and $241,604 as of September 30, 2015 and June 30, 2015, respectively	347,050	191,972
Prepaid expense and other current assets	1,293,885	1,265,609
Due from related parties	3,270,467	2,784,591

Total Current Assets	8,901,065	8,105,688

Property and equipment, net	195,582	214,003
Prepaid expenses - noncurrent	145,056	436,351
Other long-term assets	2,751,640	2,773,908
Deferred tax assets	299,600	280,600

Total Assets	$12,292,943	$11,810,550

Liabilities and Equity
Current liabilities
Advances from customers	$25,832	$126,201
Accounts payable	339,325	691,588
Accrued expenses	22,710	23,411
Taxes payable	1,317,961	996,648
Other current liabilities	23,934	76,196

Total Current Liabilities	1,729,762	1,914,044

Total Liabilities	1,729,762	1,914,044

Commitments and Contingency

Equity
Preferred stock, 2,000,000 shares authorized, no par value, none issued.	-	-
Common stock, 50,000,000 shares authorized, no par value; 8,496,032 and 7,996,032shares issued as of September 30, 2015 and June 30, 2015; 8,370,841 and 7,870,841 outstanding as of September 30, 2015 and June 30, 2015	16,935,591	16,303,327
Additional paid-in capital	1,144,842	1,144,842
Treasury stock, at cost - 125,191 shares	(372,527)	(372,527)
Accumulated deficit	(2,368,713)	(2,552,870)
Accumulated other comprehensive income	218	91,432
Unearned stock-based compensation	(7,760)	(7,760)

Total Sino-Global Shipping America Ltd. Stockholders' Equity	15,331,651	14,606,444

Non-controlling Interest	(4,768,470)	(4,709,938)

Total Equity	10,563,181	9,896,506

Total Liabilities and Equity	$12,292,943	$11,810,550